SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35494; File No. 812-15687

Ares Core Infrastructure Fund, et al.

March 12, 2025

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under Section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from Sections 18(a)(2), 18(c), 18(i), and 61(a) of the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end investment companies that have elected to be regulated as business development companies to issue multiple classes of shares with varying sales loads and asset-based distribution and/or service fees.

Applicants: Ares Capital Management II LLC, Ares Capital Management LLC, Ares Core Infrastructure Fund, and Ares Strategic Income Fund.

Filing Dates: The application was filed on January 8, 2025 and amended on February 28, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.

Hearing requests should be received by the Commission by 5:30 p.m. on April 7, 2025, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Noah Ehrenpreis, Ares Core Infrastructure Fund, 245 Park Avenue, 44th Floor, New York, NY 10167; Joshua M. Bloomstein, Ares Strategic Income Fund, 245 Park Avenue, 44th Floor, New York, NY 10167; Nicole M. Runyan, Kirkland & Ellis LLP, nicole.runyan@kirkland.com; and Monica J. Shilling, Kirkland & Ellis LLP, monica.shilling@kirkland.com.

FOR FURTHER INFORMATION CONTACT: Barbara T. Heussler, Senior Counsel, or Thomas Ahmadifar, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' First Amended and Restated Application, dated February 28, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, https://www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,
Assistant Secretary.